UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.__)1

Lucira Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54948U105

(CUSIP Number)

Jed Clark

General Counsel and CCO,

EPIQ Capital Group, LLC

1 Lombard Street, Suite 200

San Francisco, California 94111

(415) 684-7081

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

EPQ LLC, LFLU PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,754,084
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,754,084
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,754,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.78%*
14	TYPE OF REPORTING PERSON

PN

*The calculation of percent ownership is based on 38,404,700 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on February 1, 2021 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on February 4, 2021.

1	NAME OF REPORTING PERSON

EPQ LLC, LCOVD PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,173,026
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,173,026
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,173,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.47%*
14	TYPE OF REPORTING PERSON

PN
*The calculation of percent ownership is based on 38,404,700 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on February 1, 2021 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on February 4, 2021.

1	NAME OF REPORTING PERSON

EPQ LLC, LCOVD SAFE PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		735,475
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

735,475
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

735,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.92%*
14	TYPE OF REPORTING PERSON

PN
*The calculation of percent ownership is based on 38,404,700 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on February 1, 2021 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on February 4, 2021.

1	NAME OF REPORTING PERSON

EPQ LLC, LTEST PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,461,764
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,461,764
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,461,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.01%*
14	TYPE OF REPORTING PERSON

PN
*The calculation of percent ownership is based on 38,404,700 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on February 1, 2021 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on February 4, 2021.

1	NAME OF REPORTING PERSON

EPIQ Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,124,349
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

13,124,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,124,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.17%*
14	TYPE OF REPORTING PERSON

IA
*The calculation of percent ownership is based on 38,404,700 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on February 1, 2021 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on February 4, 2021.

1	NAME OF REPORTING PERSON

Chad Boeding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,176
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,124,349
PERSON WITH	9	SOLE DISPOSITIVE POWER

32,176
	10	SHARED DISPOSITIVE POWER

13,124,349
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,156,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.26%*
14	TYPE OF REPORTING PERSON

IN
*The calculation of percent ownership is based on 38,404,700 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on February 1, 2021 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on February 4, 2021.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of Common Stock (the “Common Stock”) of Lucira Health, Inc. (the "Issuer"). The address of the Issuer’s principal executive office is 1412 62nd Street Emeryville, CA 94608, and its telephone number is (510) 350-8071. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)-(c). This statement is being filed by the following persons: EPQ LLC, LFLU PS a series in a Delaware limited liability company (“LFLU”), EPQ LLC, LCOVD PS, a series in a Delaware limited liability company (“LCOVD”), EPQ LLC, LCOVD SAFE PS, a series in a Delaware limited liability company (“SAFE”), EPQ LLC, LTEST PS, a series in a Delaware limited liability company (“LTEST”) EPIQ Capital Group, LLC, a Delaware limited liability company (“EPIQ”) and Chad Boeding.

EPIQ is the Managing Member of each of LFLU, LCOVD, SAFE and LTEST. Mr. Boeding is the CEO and Manager of EPIQ.

LFLU, LCOVD, SAFE and LTEST and Mr. Boeding are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of each of the Reporting Persons is c/o EPIQ Capital Group, LLC, 1 Lombard Street, Suite 200, San Francisco, California 94111.

The shares to which this Schedule 13D relates are owned directly by each of LFLU, LCOVD, SAFE and LTEST and Mr. Boeding.

(d)-(e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f). Each of LFLU, LCOVD, SAFE and LTEST is a series in a Delaware limited liability company. EPIQ is a Delaware limited liability company. Mr. Boeding is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

In March 2019, Chad Boeding purchased 32,176 shares of the Issuer’s Series B Preferred Stock for an aggregate purchase price of $99,999.82. In January 2020, LFLU purchased 3,754,084 shares of the Issuer’s Series B Preferred Stock for an aggregate purchase price of $17,500,000.25. In August 2020, LCOVD purchased 5,173,026 shares of the Issuer’s Series C Preferred Stock for an aggregate purchase price of $27,884,999.63. The foregoing share quantities reflect the post-split quantities resulting from the Issuer’s reverse stock split on January 28, 2021. Upon completion of the Issuer’s initial public offering on February 5, 2021 (the "IPO"), all outstanding shares of Series B Preferred Stock and Series C Preferred Stock were automatically converted into shares of the Issuer’s Common Stock on a 1 for 1 basis, resulting in Chad Boeding holding 32,176 shares of Common Stock, LFLU holding 3,754,084 shares of Common Stock and LCOVD holding 5,173,026 shares of Common Stock.

In December 2020, SAFE purchased a 2020 B Series convertible promissory note (the "2020B Note") from the Issuer for a principal amount of $10.0 million. The 2020B Note accrued interest at a rate of 0.15% per annum and automatically converted into shares of the Issuer’s common stock upon the closing of the IPO at a conversion price equal to 80% of the IPO price per share, which resulted in SAFE holding 735,475 shares of Issuer’s Common Stock.

In the IPO, LTEST purchased 3,461,764 shares of the Issuer’s Common Stock for an aggregate purchase price of $58,849,988.

Item 4.	Purpose of Transaction.

Each of LFLU, LCOVD, SAFE, LTEST and Mr. Boeding acquired the shares of Common Stock for investment in the ordinary course of business, as it believed that such shares represented an attractive investment opportunity. As described in Item 3, each of LFLU, LCOVD, SAFE, EPIQ and Mr. Boeding initially invested in the Issuer prior to the Issuer’s IPO.

As may be appropriate from time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer.

LFLU directly owns 3,754,084 shares of the Issuer’s Common Stock, representing approximately 9.78% of the outstanding shares. LCOVD directly owns 5,173,026 shares of the Issuer’s Common stock, representing approximately 13.47% of the outstanding shares. SAFE directly owns 735,475 shares of the Issuer’s Common Stock, representing approximately 1.92% of the outstanding shares. LTEST directly owns 3,461,764 shares of the Issuer’s Common stock, representing approximately 9.01% of the outstanding shares. Mr. Boeding directly owns 32,176 shares of the Issuer’s Common Stock, representing approximately 0.08% of the outstanding shares.

EPIQ, in its capacity as the Managing Member of LFLU, LCOVD, SAFE, and LTEST, may be deemed to beneficially own all of the shares of Common Stock owned by LFLU, COVD, SAFE and LTEST, consisting of 13,124,349 shares, representing approximately 34.17% of the outstanding shares. Mr. Boeding, by virtue of being the CEO and Manager of EPIQ, may be deemed to beneficially own all of the shares of Common Stock that may be deemed to be beneficially owned by EPIQ, which when added to his direct ownership consists of 13,156,525 shares of Common Stock, represented approximately 34.26% of the outstanding shares. The foregoing calculation of percent ownership is based on 38,404,700 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on February 1, 2021 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on February 4, 2021.

(c) The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference into this Item 6.

Each of Chad Boeding, LFLU, LCOVD, and SAFE has entered into a "lock-up" agreement in connection with the Issuer’s IPO to which it has agreed not to directly or indirectly offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock without the consent of each of BofA Securities, Inc. and William Blair & Company, L.L.C., the representatives of the underwriters, for a period of 180 days from the date of the IPO.

Each of LFLU and LCOVD has entered into an Investors' Rights Agreement with the Company as of August 7, 2020, which grants each of the forging persons certain registration rights as described in the Issuer’s Form S-1/A filed with the SEC on February 1, 2021.

Except as referenced above or described in Item 3 and Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

99.1: Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons

99.2: Form of Lock-Up Agreement entered into by EPQ LLC, LFLU PS, EPQ LLC, LCOVD PS, EPQ LLC, LCOVD SAFE PS and Chad Boeding.

99.3: Amended and Restated Investors' Rights Agreement, dated as of August 7, 2020, by and between the Company and the other parties listed thereto (incorporated by reference to Exhibit 4.2 of the Form S-1/A filed by the Issuer with the SEC on February 1, 2021.)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

EPQ LLC, LFLU PS
By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	CEO and Manager

EPQ LLC, LCOVD PS
By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	CEO and Manager

EPQ LLC, LCOVD SAFE PS
By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	CEO and Manager

EPQ LLC, LTEST PS
By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	CEO and Manager

EPIQ Capital Group, LLC

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	CEO and Manager

By:	/s/ Chad Boeding
	Name:	Chad Boeding